December 18, 2008

VIA EDGAR CORRESPONDENCE and FACSIMILE

Ms. Kathryn McHale
Mr. Eric Envall
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549

Re:	Washington Banking Company
Preliminary Proxy Statement on Schedule 14A
Filed December 15, 2008

Dear Ms. McHale and Mr. Envall:

This letter is in response to your comment letter dated December 15, 2008 regarding the above-referenced filings. Washington Banking Company (the “Company”) acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure contained in the filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

The discussion below responds to the comment letter and the paragraphs below are numbered to correspond to the comments. Following the responses is proposed disclosure for the Company’s Definitive Proxy Statement on Schedule 14A.

RESPONSE TO COMMENTS
Preliminary Proxy Statement on Schedule 14A

1.	Noting your disclosure on pages six and seven regarding the Treasury Department’s standards regarding executive compensation, disclose whether you modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

The Company intends to enter into agreements with its Senior Executive Officers who will be subject to the standards for executive compensation set forth in Section 111 of theEmergency Economic Stabilization Act of 2008. Disclosure of the Company's intent will be included in the existing executive compensation discussion as follows:

“To ensure compliance with the executive compensation limitations imposed by the Program, we plan to enter into agreements with our senior executive officers who will be subject to the limitations. The agreements would document each executive’s agreement to, among other things, “clawback” provisions relating to the repayment of incentive compensation based on materially inaccurate financial statements or performance metrics and limitations on certain post-termination “parachute” payments.”

2.	Please clearly state that the Company intends to participate in the Treasury Department’s program for “public” companies. In addition, any pro forma information that the Company provides should disclose that it has been prepared in accordance with the “public” company program.

The requested revisions have been made to refer to the “public” company program.

 Financial Statements

3.	Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you directed shareholders to read the limited pro forma information provided in conjunction with the Company’s financial information, but did not include or incorporate by reference such financial information in your proxy statement.

        We have decided to provide shareholders with pro forma financial information as we believe that may be useful for purposes of considering and evaluating the proposal to amend our Articles of Incorporation. Please note that we have been formally approved for the maximum (3%) investment under the Capital Purchase Program.

        Below please find the proposed updated pro forma information section followed by a proposed additional section to incorporate certain information by reference.

Pro Forma Impact of Capital Purchase Program

        The following tables set forth our financial position as of September 30, 2008 and results of operations for the nine months ended September 30, 2008 and the year ended December 31, 2007:

  on an actual basis; and
  on an as adjusted basis to give effect to the sale of $26.4 million of the Company’s Series A Preferred Stock, which represents 3% of the Company’s risk-weighted assets as part of its participation in the Program.

        The unaudited pro forma consolidated financial data is not necessarily indicative of our financial position or results of operations that actually would have been attained had proceeds from the Program been received, or the issuance of the warrants pursuant to the Program been made, at the dates indicated, and is not necessarily indicative of our financial position or results of operations that will be achieved in the future. The unaudited pro forma condensed consolidated financial data set forth below has been derived by the application of pro forma adjustments to the Company’s historical financial statements for the year ended December 31, 2007 and the nine months ended September 30, 2008. The unaudited pro forma consolidated financial data gives effect to the events discussed below as if they had occurred on January 1, 2007 in the case of the statement of income data and September 30, 2008 in the case of the balance sheet and regulatory capital ratio data. The key assumptions in the following pro forma statements include the following:

  The issuance of Preferred Stock under the Program for public companies for $26.4 million,
  The issuances of warrants to purchase 492,165 shares of the Company’s common stock, and
  The investment of the proceeds in agency securities.

        The pro forma impact does not represent the planned use of the Preferred Stock. If the investment is made by Treasury, the proceeds will be used by the Company to maintain its strong capital and competitive position by accessing additional resources for lending.

        The financial information below should be read in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited condensed consolidated financial statements for the nine months ended September 30, 2008 included in our Quarterly Report on Form 10-Q for the quarter then ended and our audited consolidated financial statements for the year ended December 31, 2007 and related notes and other financial information included in our Annual Report on Form 10-K for the year then ended.

CONSOLIDATED BALANCE SHEETS (unaudited)
		Pro Forma Adjustments	Pro Forma
($ in thousands)	September 30,	September 30,	September 30,
	2008	2008	2008

Balance Sheet
Cash	$19,653	$-	$19,653
Fed Funds	17,410	-	17,410
Investments (1)	13,661	26,380	40,041
Loans, net	812,596	-	812,596
Other assets	49,142	-	49,142

Total Assets	$912,462	26,380	$938,842

Deposits	$783,741	$-	$783,741
Other Borrowings	45,774	-	45,774
Other liabilities	3,964	-	3,964

Total Liabilities	833,479	-	833,479

Preferred Stock	-	26,380	26,380
Common Stock	33,384		33,384
Warrants	-	1,448	1,448
Discount on Preferred Stock	-	(1,448)	(1,448)
Retained Earnings	45,513		45,513
Accumulated Other Comprehensive Income	86		86

Total Shareholders' Equity	78,983	26,380	105,363

Total liabilities and Shareholders' Equity	$912,462	$26,380	$938,842

Capital Ratios
Total Risk Based Capital Ratio	13.06%		15.97%
Tier 1 Capital Ratio	11.81%		14.72%
Leverage Ratio	11.68%		14.22%
Equity to Assets	8.66%		11.22%

(1) Assumes $26,380 CPP proceeds are invested in short-term agency securities.

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
		Pro Forma Adjustments	Pro Forma
	Nine Months Ended	Nine Months Ended	Nine Months Ended
($ in thousands, except per share data)	September 30,	September 30,	September 30,
	2008	2008	2008

Interest Income	$44,637	$49	$44,686
Interest Expense	16,161	-	16,161

Net Interest Income	28,476	49	28,525
Provision for Loan Losses	3,150	-	3,150
Noninterest Income	5,307	-	5,307
Noninterest Expense	20,788	-	20,788

Income Before Income Taxes	9,845	49	9,894
Provision for Income Taxes	3,183	17	3,200

Net Income	6,662	32	6,694
Preferred dividends	-	1,259	1,259

Net income available to Common Shareholders	$6,662	$(1,227)	$5,435

Earnings per Common Share
Net Income per Share, Basic	$0.70	$(0.13)	$0.57

Net Income per Share, Diluted	$0.70	$(0.14)	$0.56

Average Number of Common Shares Outstanding	9,457,000	9,457,000	9,457,000
Fully Diluted Average Common and Equivalent Shares Outstanding	9,514,000	174,000	9,688,000

(1)	Assumes that the Program proceeds are initially invested in short term US agency securities earning at a rate of 0.25%. The actual impact to net interest income is expected to be different as the Company plans to utilize a portion of the proceeds to fund loan growth. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded and the actual pricing of any such loans.

(2)	Additional income tax expense is attributable to additional net interest income as described in Note 1 at an assumed incremental tax rate of 35%.

(3)	Consists of dividends on preferred stock at a 5% annual rate as well as accretion on discount on preferred stock upon issuance. The discount is determined based on the value that is allocated to the warrants upon issuance and is accreted back to par value on a constant effective yield method (approximately 6.40%) over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change, including the discount (market rate at issuance) rate on the preferred stock and assumptions underlying the value of the warrants. The proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock.

The fair value of the warrants is determined under a Black-Scholes model. The model includes assumptions regarding the company’s common stock price, dividend yield, stock price volatility, as well as assumptions regarding the risk-free interest rate. The lower the value of the warrants, the less negative impact on net income and earnings per share available to common shareholders. The fair value of the preferred stock is determined based on assumptions regarding the discount rate (market rate) on the preferred stock (currently estimated at 14%). The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.

(4)	As described in this Proxy Statement, the Department of Treasury would receive warrants to purchase 492,165 shares of the Company’s common stock. The pro forma adjustment shows the increase in diluted common shares outstanding assuming that the warrants had been issued on January 1, 2008 at a strike price of $8.04 (based on the company’s trailing 20-day average common share price as of November 25, 2008) and remained outstanding for the entire period presented. The treasury stock method was utilized to determine dilution of the warrants for the period presented.

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
		Pro Forma Adjustments	Pro Forma
	Year Ended	Year Ended	Year Ended
($ in thousands, except per share data)	December 31,	December 31,	December 31,
	2007	2007	2007

Interest Income	$62,368	$66	$62,434
Interest Expense	24,810	-	24,810

Net Interest Income	37,558	66	37,624
Provision for Loan Losses	3,000	-	3,000
Noninterest Income	7,490	-	7,490
Noninterest Expense	28,471	-	28,471

Income Before Income Taxes	13,577	66	13,643
Provision for Income Taxes	4,179	23	4,202

Net Income	9,398	43	9,441
Preferred dividends	-	1,688	1,688

Net income available to Common Shareholders	$9,398	$(1,645)	$7,753

Earnings per Common Share
Net Income per Share, Basic	$1.00	$(0.18)	$0.83

Net Income per Share, Diluted	$0.99	$(0.19)	$0.80

Average Number of Common Shares Outstanding	9,365,000	9,365,000	9,365,000
Fully Diluted Average Common and Equivalent Shares Outstanding	9,493,000	247,000	9,740,000

(1)	Assumes that the Program proceeds are initially invested in short term US agency securities earning at a rate of 0.25%. The actual impact to net interest income is expected to be different as the Company plans to utilize a portion of the proceeds to fund loan growth. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded and the actual pricing of any such loans.

(2)	Additional income tax expense is attributable to additional net interest income as described in Note 1 at an assumed incremental tax rate of 35%.

(3)	Consists of dividends on preferred stock at a 5% annual rate as well as accretion on discount on preferred stock upon issuance. The discount is determined based on the value that is allocated to the warrants upon issuance and is accreted back to par value on a constant effective yield method (approximately 6.40%) over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change, including the discount (market rate at issuance) rate on the preferred stock and assumptions underlying the value of the warrants. The proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock.

The fair value of the warrants is determined under a Black-Scholes model. The model includes assumptions regarding the company’s common stock price, dividend yield, stock price volatility, as well as assumptions regarding the risk-free interest rate. The lower the value of the warrants, the less negative impact on net income and earnings per share available to common shareholders. The fair value of the preferred stock is determined based on assumptions regarding the discount rate (market rate) on the preferred stock (currently estimated at 14%). The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.

(4)	As described in this Proxy Statement, the Department of Treasury would receive warrants to purchase 492,165 shares of the Company’s common stock. The pro forma adjustment shows the increase in diluted common shares outstanding assuming that the warrants had been issued on January 1, 2007 at a strike price of $8.04 (based on the company’s trailing 20-day average common share price as of November 25, 2008) and remained outstanding for the entire period presented. The treasury stock method was utilized to determine dilution of the warrants for the period presented.

The Company’s participation in the Program is subject to shareholders approving the Proposed TARP Amendment to our Articles of Incorporation described in this Proxy Statement. We have included the unaudited pro forma consolidated financial data solely for the purpose of providing shareholders with information that may be useful for purposes of considering and evaluating the proposal to amend our Articles of Incorporation. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in this Proxy Statement and those described under Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2007, in Item 1A of our

Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 and in our other reports filed with the SEC. The pro forma financial data may change materially

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The rules of the Securities and Exchange Commission (“SEC”) allow the Company to “incorporate by reference” into this Proxy Statement certain information that we have filed with the SEC. This means that we can disclose important information to shareholders by referring the shareholders to another document. The information incorporated by reference into this Proxy Statement is an important part of this Proxy Statement and is considered to be part of this Proxy Statement from the date we file that information with the SEC. Any reports filed by us with the SEC after the date of this Proxy Statement will automatically update and, where applicable, supersede any information contained in this Proxy Statement or incorporated by reference into this Proxy Statement.

     The following items in documents filed by the Company with the SEC are incorporated by reference into this proxy statement:

  Items 6, 7, 7A, 8, and 9 of the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2008; and
  Items 1, 2, and 3 of the Company’s Quarterly Reports on Form 10-Q for the Quarters Ended March 31, 2008, June 30, 2008, and September 30, 2008.

     A copy of any of the documents referred to above will be furnished, without charge, by writing to Washington Banking Company, Attention: Investor Relations, 450 S.W. Bayshore Drive, Oak Harbor, WA 98277. The documents referred to above are also available from the EDGAR filings that can be obtained through the SEC’s Internet Website (http://www.sec.gov).

___________________________

Please do not hesitate to contact me (360-240-5160) or our counsel, Andrew Ognall of Foster Pepper LLP (503-221-2207), with additional questions.

Sincerely, /s/ Richard Shields Richard Shields Executive Vice President Chief Financial Officer